UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-26845

CUSIP Number: 88338C200

(Check one:)

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Theater Xtreme Entertainment Group, Inc.
Full Name of Registrant

          Not applicable
Former Name if Applicable

          250 Corporate Boulevard, Suite E&F
Address of Principal Executive Office (Street and Number)

Newark, Delaware 19702
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Although the Registrant has been working diligently to prepare its financial statements for the fiscal year ended June 30, 2006, and such financial statements have been substantially completed, the Registrant has not finalized such financial statements and is unable to file its Annual Report on Form 10-KSB for the year ended June 30, 2006 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Annual Report on Form 10-KSB for the year ended June 30, 2006 on or before October 13, 2006.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification

Steven B. King	215-864-8604
(Name)	(Area code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Theater Xtreme Entertainment Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2006	By: /s/ Scott Oglum
Scott Oglum
Chief Executive Officer & Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

THEATER XTREME ENTERTAINMENT GROUP, INC.

Notification of Late Filing
Rider to Part IV, Question 3
Statement of Operations

	Year Ended June 30
	2006		2005
Revenues	$4,619,142		$2,822,871
Cost of revenues Occupancy expenses Selling, general and administrative expenses	2,726,383 326,159 3,693,829		1,710,596 206,053 2,409,016
Loss from operations Loss on disposal of assets Interest income Interest expense	(2,127,229 (2,173 1,797 (5,125	) ) )	(1,502,794) ---- 464 (30,355)
Net loss	$(2,132,730)		$(1,532,685)
Loss per common share	$(0.12)		$(0.12)

Results of Operations

Total revenue for the year ended June 30, 2006 increased to $4,619,142 from $2,822,871 for the year ended June 30, 2005, reflecting an increase of 63.6%. This increase is primarily the result of revenues from the third company design center and from the opening of franchise design centers.

For the year ended June 30, 2006 the Company had total new customer orders of $4,528,175, compared to $3,257,602 for the year ended June 30, 2005. The Company’s backlog at June 30, 2006 and June 30, 2005 was $1,423,912 and $859,179, respectively.

In the year ended June 30, 2006, the Company recognized wholesale sales, principally to franchisees, of $467,518 compared to $44,021 for the year ended June 30, 2005. This increase results from the increasing number of franchisees open and under construction.

In the year ended June 30, 2006, the Company collected $326,500 in non-refundable, initial franchise license fees versus $97,500 collected in the year ended June 30, 2005. In the year ended June 30, 2006, the Company recognized $120,000 as earned revenue relating to the opening of its franchises compared to $25,000 recognized in the year ended June 30, 2005. At June 30, 2006, the Company had $279,000 in deferred franchise fees that will be recognized as earned revenue in the periods when the franchise design centers open.

The Company’s franchise contract provides royalty payments of approximately 4% of franchisee gross revenues. In the year ended June 30, 2006, the Company recognized franchise royalties of $68,183 compared to $2,070 in royalties recognized for the year ended June 30, 2005.

Gross profit amounts and percentages on retail sales for the year ended June 30, 2006 amounted to $1,636,870 and 41.3% compared to $1,080,800 and 39.3% for the year ended June 30, 2005. Wholesale gross profit amounts and percentages were $67,705 and 14.5% compared to $4,402 and 10.0% for the year ended June 30, 2005.

Occupancy expenses include leasing expenses for retail design centers and office and warehouse facilities, property taxes, utilities, maintenance and other related occupancy expenses. For the year ended June 30, 2006, occupancy expenses were $326,159 compared to $206,053 for the year ended June 30, 2005. The increase relates to the opening of the third company-owned design center.

Selling, general and administrative expenses include the compensation of design center personnel, the franchise sales and support operations, advertising, marketing and other merchandising expenses, finance and information systems, human resources and training operations, related support functions, and executive officers compensation. Selling, general and administrative expenses for the year ended June 30, 2006 were $3,693,829 compared to $2,409,016 for the year ended June 30, 2005.